Via Facsimile and U.S. Mail
Mail Stop 4720

April 27, 2010

Richard Revelins
Chief Financial Officer
Prana Biotechnology Limited
Level 2, 369 Royal Parade
Parkville, Victoria 3052
Australia

Re: Prana Biotechnology Limited
 Form 20-F for the Fiscal Year Ended June 30, 2009
 Filed September 24, 2009
 File Number: 000-49843

Dear Mr. Revelins:

We have completed our review of your Form 20-F and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief